FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 29, 2003	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:

ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886-2-8780-5489 Fax: + 886-2-2757-6121 ir@aseglobal.com http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Assistant Vice President ir@aseglobal.com http://www.aesglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2003 FIRST-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 28th, 2003 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX), (“We”, ASE”, or the “Company”), one of the world’s largest independent providers of semiconductor packaging and testing services, today reported unaudited consolidated net revenues1 of NT$11,584 million for the first quarter of 2003(1Q03), up 15% from the year ago period and down 10% sequentially. Net loss for the quarter totaled NT$348 million, representing loss per share of NT$0.11, or US$0.016 per ADS.

“The geo-political environment had an adverse impact on our operation during the first quarter,” commented Mr. Jason Chang, Chairman of ASE. “Nonetheless, we are seeing business momentum picking up in the second quarter. For the whole year, we remain confident our revenues and profitability should continue to improve on a quarterly basis.”

“Like others in the region, we are monitoring closely development related to SARS. While to date SARS has had little adverse effect on our operations, we implemented procedures at our facilities, including disinfections, testing and quarantine procedures, which are designed to minimize the risks of SARS.”

RESULTS OF OPERATIONS

  Net revenues amounted to NT$11,584 million, up 15% versus year ago quarter and down 10% sequentially. The revenue contribution can be broken down into NT$9,021 million from packaging operations, NT$2,535 million from testing operations and NT$28 million from other revenues.
  Costs of revenues were NT$10,073 million, representing an increase of 15% compared to 1Q02 and a decrease of 4% compared to 4Q02.
–	As a percentage of net revenues, cost of revenues decreased to 87% in 1Q03 compared to 88% for 1Q02, primarily as a result of a decrease in depreciation expense, partially offset by increases in raw material and labor costs, all as a percentage of net revenues. As a percentage of net revenues, cost of revenues increased to 87% in 1Q03 compared to 4Q02.
–	Depreciation expense totaled NT$2,891 million during the quarter, an increase of 3% compared to 1Q02 due to capital expenditures incurred after 1Q02. Depreciation expense decreased by 1% sequentially, partially reflecting the asset impairment charge incurred in Q4 2002.

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	April 28, 2003

Advanced Semiconductor Engineering, Inc.

  Gross profit for the quarter was NT$1,511 million, representing a gross margin of 13%, up from 12% in 1Q02 and down from 18% from 4Q02.
  Total operating expenses were NT$1,712 million, including NT$543 million in research and development expenses. Selling, general and administrative expenses totaled NT$1,169 million, which included goodwill amortization related to past acquisition of consolidated entities of NT$206 million.
  We recorded net non-operating expenses of NT$509 million in 1Q03, compared to NT$391 million in 1Q02 and NT$781 million in 4Q02.
–	Net interest expense for the quarter was NT$389 million, down from NT$444 million in 1Q02 and decreased by NT$28 million compared with 4Q02. The decrease of interest expense was mainly due to the lower interest rate achieved by the refinancing of bank loans.
–	Loss on long-term investment was NT$ 96 million, consisting of NT$41 million of net investment loss from minority-owned affiliates, and NT$55 million of goodwill amortization related to such minority-owned affiliates. The net investment loss from minority-owned affiliates included NT$83 million of loss from Hung Ching Construction and NT$11 million of loss from other invested companies, partly offset by NT$53 million of investment income from Universal Scientific Industrial Co., LTD. ("USI").
  Loss before tax was NT$711 million. The Company recognized an income tax benefit of NT$8 million during the quarter. Minority interest adjustment for the quarter amounted to NT$355 million.
  In 1Q03, net loss amounted to NT$348 million, compared to NT$230 million for 1Q02 and NT$29 million for 4Q02.
  Based on the Company’s 3,090,678,225 shares outstanding2, the Company’s loss per share for the first quarter of 2003 was NT$0.11, or US$0.016 per ADS.

LIQUITY AND CAPITAL RESOURCES

  Capital expenditures in Q1 2003 totaled US$106 million. The breakdown of such capital expenditures by operations is as follows: US$69 million for packaging operations, US$29 million for testing operations and US$8 million for interconnect materials.
  EBITDA for the quarter totaled NT$3,107 million, down 3% from NT$3,218 million in the year-ago quarter and decreased by 16% versus previous quarter as a result of lowered revenues during the quarter.
  As of March 31, 2003, the Company had cash on hand plus short-term investment of NT$14,597 million, as compared to NT$12,420 million as of December 31, 2002.
  As of March 31, 2003, the Company had total bank debt of NT$37,952 million, consisting of NT$6,720 million of revolving working capital loan, NT$5,996 million of current portion of long-term debt and NT$25,236 million of long term debt. Total unused banking facilities amounted to NT$13,528 million.
  Total number of employees reached 20,998 as of March 31, 2003.

BUSINESS REVIEW

Packaging Services

  Revenues generated from the Company’s packaging operations were NT$9,021 million during the quarter, up 15% year-over-year and down 10% sequentially. The revenue decline compared with 4Q02 was primarily due to the decline in packaging volume. The average selling price of our packaging services remained flat versus previous quarter.
  Revenues from BGA and other substrate-based packages comprised 53% of total packaging revenues during the quarter, compared to 54% in 1Q02 and 57% in the previous quarter. The decline in BGA revenues was due primarily to the relative weakness of certain

2 Effective January 1, 2002, ROC GAAP requires that the Company’s stock held by its consolidated subsidiaries be presented in its financial statements as treasury stock. Upon this change in ROC GAAP coming into effect, the total number of outstanding shares used in calculating the Company’s EPS was reduced from 3,254,800,000 shares to 3,090,678,000 shares, reflecting a reduction of 164,122,000 shares of the Company’s stock held by its subsidiaries.

2	April 28, 2003

Advanced Semiconductor Engineering, Inc.

communication and computer customers who predominantly use BGA packages for their products. Advanced lead frame based packages, including QFP, TQFP and LQFP, accounted for 26% of total packaging revenues, down 2% year-over-year and up 3% sequentially.

  Gross margin of packaging operations was 13%, down 4% year-over-year and 6% sequentially.
  Capital spending on the packaging operations amounted to US$69 million, of which US$53 million was for wirebonding packaging capacity, and US$16 million was for wafer bumping and flip chip packaging capacity.
  As of March 31, 2003, there were 4,660 wirebonders in operation, 73% of which were capable of performing fine pitch wirebonding services. A total of 295 wirebonders were added and 29 wirebonders were rendered obsolete during the first quarter of 2003.

Testing Services

  Revenues generated from the Company’s testing operations were NT$2,535 million, up 14% year-over-year and down 9% sequentially.
  Of the total testing revenues, 83% was contributed by the Company’s final test operations, 11% by wafer sort operations, and 6% by engineering test operations.
  Decline in testing revenues came largely from volume decrease compared to previous quarter, whereas ASP stayed flat during the quarter.
  Gross margin of our test operations was 14%, compared to a negative 2% in the first quarter of 2002 and down from 16% in the fourth quarter of 2002.
  Capital spending on the testing operations amounted to US$29 million.
  As of March 31, 2003, the Company operated a total of 1,092 testers, including 10 testers added during the quarter.

Interconnect Materials

  ASE Materials recorded revenues of NT$858 million for the quarter, up 6% year-over-year and down 2% sequentially. In the first quarter of 2003, ASE Material supplied 46% (by value) of the Company’s total PBGA substrate requirements. Substantially all of ASE Material’s revenues derived from inter-company sales and are not reflected in ASE’s consolidated revenues.

Customers

  The Company’s five largest customers together accounted for approximately 40% of its net revenues in 1Q03, compared to 42% in 1Q02 and 43% in 4Q02.
  The Company’s top 10 customers contributed 57% of its revenues during the quarter, compared to 57% in 1Q02 and 59% in 4Q02.
  The Company’s customers that are integrated device manufacturers, or IDMs, accounted for 54% of the Company’s revenues in 1Q03, compared to 45% in 1Q02 and 57% in 4Q02.

About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200 customers include such leading names as Advanced Micro Devices, Inc., Cirrus Logic International Ltd., IBM Corporation, LSI Logic Corporation, Motorola, Inc.,, Qualcomm Incorporated and VIA Technology. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website http://www.aseglobal.com

3	April 28, 2003

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2002.

##

4	April 28, 2003

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	1Q/03	4Q/02	1Q/02

Net Revenues Revenues by End Application	11,584	12,854	10,044

Communication	37%	38%	32%

Computer	35%	35%	39%

Automotive and Consumers	27%	25%	27%

Others	1%	2%	2%

Revenues by Region

North America	60%	54%	63%

Europe	8%	7%	4%

Taiwan	27%	27%	27%

Japan	2%	1%	1%

Other Asia	3%	11%	5%

Packaging Services

Amounts in NT$ Millions	1Q/03	4Q/02	1Q/02

Net Revenues Revenues by End Application	9,021	10,058	7,815

Communication	36%	37%	32%

Computer	38%	38%	42%

Automotive and Consumers	25%	24%	25%

Others	1%	1%	1%

Revenues by Package Type

BGA & other substrate-based	53%	57%	54%

QFP, TQFP, LQFP	26%	23%	28%

PDIP, PLCC, Sos	10%	9%	11%

Others	11%	11%	7%

Capacity

CapEx (US$ Millions) *	69	66	25

Number of Wirebonders	4,660	4,393	3,912

Testing Services

Amounts in NT$ Millions	1Q/03	4Q/02	1Q/02

Net Revenues Revenues by End Application	2,535	2,788	2,227

Communication	37%	40%	33%

Computer	23%	24%	29%

Automotive and Consumers	37%	31%	35%

Others	3%	5%	2%

Revenues by Testing Type

Final test	83%	83%	83%

Wafer sort	11%	12%	7%

Engineering test	6%	5%	10%

Capacity

CapEx (US$ Millions) *	29	30	20

Number of Testers	1,092	1,066	1,036

* Capital expenditure amounts exclude building construction cost.

5	April 28, 2003

    Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended

	Mar. 31	Dec. 31	Mar. 31
	2003	2002	2002
Net revenues:
Packaging	9,021	10,058	7,815
Testing	2,535	2,788	2,227
Others	28	8	2

Total net revenues	11,584	12,854	10,044

Cost of revenues	10,073	10,532	8,796

Gross Profit	1,511	2,322	1,248

Operating expenses:
Research and development	543	592	422
Selling, general and administrative	1,169	2,439	1,052

Total operating expenses	1,712	3,031	1,474

Operating income (loss)	(201)	(709)	(226)

Net non-operating (income) expenses:
Interest expenses - net	389	417	444
Foreign currency loss (gain) - net	14	137	3
Loss (income) on long-term investment	96	158	71
Loss (gain) on disposal of assets	54	50	16
Others	(43)	19	(143)

Total non-operating expenses	510	781	391

Income (loss) before tax	(711)	(1,490)	(617)

Income tax expense (benefit)	(8)	(551)	(109)

Net income (loss) before minority interest	(703)	(939)	(508)

Minority interest	(355)	(910)	(278)
Net income (loss)	(348)	(29)	(230)

Per share data:
Earnings per common share
– Basic	NT$(0.11)	NT$(0.01)	NT$(0.07)
– Diluted	NT$(0.11)	NT$(0.01)	NT$(0.07)

Earnings per pro forma equivalent ADS
– Basic	US$(0.016)	US$(0.001)	US$(0.011)
– Diluted	US$(0.016)	US$(0.001)	US$(0.011)

Number of weighted average shares used	3,090,678	3,090,678	3,090,678
in the EPS calculation (in thousands)

Forex (NT$ per US$1)	34.65	34.80	35.05

6	April 28, 2003

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2003	As of Dec. 31, 2002

Current assets:
Cash and cash equivalents	12,019	10,382
Short-term investments	2,578	2,038
Notes and accounts receivable	8,354	8,998
Inventories	3,170	3,132
Others	1,972	2,482

Total	28,093	27,032

Long-term investments	6,471	6,566
Properties – net	64,504	63,089
Other assets	8,362	8,182

Total assets	107,430	104,869

Current liabilities:
Short-term debts- revolving credit	6,720	6,289
Short-term debts- current portion of long-term debts	5,996	6,202
Notes and accounts payable	3,824	4,047
Others	8,736	7,852

Total	25,276	24,390

Long-term debts	25,236	23,009
Convertible bond payable	5,304	5,180
Other liabilities	2,814	2,781

Total liabilities	58,630	55,360

Minority interest	9,695	10,078

Shareholders’ equity	39,105	39,431

Total liabilities & shareholders’ equity	107,430	104,869

7	April 28, 2003